         THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G, AMENDMENT NO. 2,
                           FILED ON JANUARY 30, 1995


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   2  )*
                                           -----


                                MDT Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  522 687 105
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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- -----------------------                                  ---------------------
 CUSIP NO. 552 687 105                  13G                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jerry Miles Branagan

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            111,799 shares           1.6%

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          265,005 shares           3.9%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             111,799 shares           1.6%

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          265,005 shares           3.9%
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      376,804 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

ITEM 1.

       (a)  MDT Corporation

       (b)  2300 205th Street
            Torrance, CA 90501

ITEM 2.

       (a)  Jerry Miles Branagan

       (b)  MDT Corporation
            2300 205th Street
            Torrance, CA 90501

       (c)  United States of America

       (d)  Common Stock

       (e)  CUSIP No. 552 687 105

ITEM 3.

       Not applicable.

ITEM 4.   OWNERSHIP.

       (a) 376,804 shares beneficially owned, including 264,525 shares held jointly with the Reporting Person's spouse, 480 shares held jointly with the Reporting Person's mother, 11,799 shares held by the Trustee of the MDT Corporation Savings and Thrift Plan for Salaried Employees and 100,000 shares covered by options which are currently exercisable.

       (b)  5.5% of class

       (c)  (i)   Sole power to vote or direct the vote of 111,799 shares,
                  including 100,000 shares covered by options which are currently exercisable.

            (ii)  Shared power to vote or direct the vote of 265,005 shares.

            (iii) Sole power to dispose or direct the disposition of 111,799 shares, including 100,000 shares covered by options which are currently exercisable.

                               Page 3 of 5 pages

            (iv) Shared power to dispose or direct the disposition of 265,005 shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       264,525 shares reported by the Reporting Person hereunder are owned jointly with the Reporting Person's spouse. 480 shares reported by the Reporting Person hereunder are owned jointly with the Reporting Person's mother.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

       Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF A GROUP.

       Not applicable.

ITEM 10.  CERTIFICATION.

       Not applicable.

                               Page 4 of 5 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      January 27, 1995
                                             -----------------------------------
                                                             Date


                                                 /s/  J. MILES BRANAGAN
                                             -----------------------------------
                                                          Signature


                                                      J. Miles Branagan
                                             -----------------------------------
                                                          Name/Title


                               Page 5 of 5 pages